================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
                          (PURSUANT TO SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)
                                  CD RADIO INC.
                                (NAME OF ISSUER)

                                  CD RADIO INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     5% DELAYED CONVERTIBLE PREFERRED STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DAVID MARGOLESE
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                  CD RADIO INC.
                      SIXTH FLOOR, 1001 - 22ND STREET, N.W.
                             WASHINGTON, D.C. 20037
                            TELEPHONE (202) 296-6192
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                  TO RECEIVE NOTICES AND COMMISSIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:
                               LEONARD V. QUIGLEY
                               MITCHELL S. FISHMAN
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000

                                OCTOBER 16, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE
================================================================================

            Transaction Valuation*              Amount of Filing Fee

               $120,016,756.00                         $ 24,003.36

================================================================================

*Calculated pursuant to Rule 0-11(b)(2) under the Securities Exchange Act of 1934, based on the book value of the 5% Delayed Convertible Preferred Stock to be received by the Issuer.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $35,369.00
Form or Registration No.:    Form S-4
Filing Party:                CD Radio Inc.
Date Filed:                  September 2, 1997

================================================================================

ITEM 7.  FINANCIAL INFORMATION.

      (a)(5) The information set forth in pages 1 through 6 of Part I, "Financial Information" of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997, attached to this Schedule as Exhibit (g)(3), is incorporated herein by reference.

      (a)(6) The book value per share of the Company's Common Stock, par value $.001 per share, as of the end of September 30, 1997 was $2.57.

ITEM 8.  ADDITIONAL INFORMATION.

      The information set forth in the entire text of the Supplement, dated October 31, 1997, to the Prospectus, dated October 16, 1997, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(7) Supplement, dated October 31, 1997, to the Prospectus, dated October 16, 1997.

      (g)(3) The information set forth in pages 1 through 6 of Part I, "Financial Information" of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.


Date:  November 6, 1997

                                          CD RADIO INC.


                                          By: /s/ Andrew J. Greenebaum
                                              ----------------------------
                                              Andrew J. Greenebaum
                                              Executive Vice President and
                                              Chief Financial Officer

                                 EXHIBIT INDEX



  EXHIBIT
    NO.                                 DESCRIPTION
  -------                               -----------

  (A)(7)    --    Supplement, dated October 31, 1997, to the Prospectus, dated
                  October 16, 1997.

  (G)(3)    --    Pages 1 through 6 of Part I of the Company's Quarterly
                  Report on Form 10-Q for the period ended September 30, 1997.

                                 Exhibit (a)(7)
                                 --------------

  Supplement, dated October 31, 1997, to the Prospectus, dated October 16, 1997

SUPPLEMENT TO PROSPECTUS, DATED OCTOBER 16, 1997
------------------------------------------------


                                  CD RADIO INC.
                                Offer to Exchange
                  10 1/2% Series C Convertible Preferred Stock
                   for 5% Delayed Convertible Preferred Stock
                ------------------------------------------------

      This Supplement (the "Supplement") amends and supplements certain information contained in the Prospectus dated October 16, 1997 (the "Prospectus"). The Prospectus is hereby amended by the terms of this Supplement and the matters addressed herein supersede any contrary statements contained in the Prospectus. Defined terms used herein and not otherwise defined shall have the meanings assigned to them in the Prospectus.

      This Supplement amends the conditions of the Exchange Offer as set forth on pages 1, 14 and 49 of the Prospectus by conditioning the Exchange Offer upon a minimum of 60% (instead of 95%) of the issued and outstanding shares of the 5% Preferred Stock being tendered for exchange and not withdrawn prior to the Expiration Date.

      This Supplement amends the restrictions on transfer provisions of the New Preferred Stock as set forth on pages 15, 21, 22 and 87 of the Prospectus by not allowing any Transfer of New Preferred Stock or Converted Stock (i) for a period commencing on the Expiration Date and ending on December 22, 1997, (ii) for a period of four weeks following notice by the Company that it is about to commence the first public offering of Common Stock subsequent to the Expiration Date and (iii) for a period of 180 days following the date of execution of an underwriting or similar agreement for the first public offering of Common Stock subsequent to the Expiration Date; provided that if a holder is prevented by applicable law from owning assets subject to such restrictions on Transfer, such restrictions shall be inapplicable to such holder and the Company will have a right of first refusal with respect to all shares of New Preferred Stock held by such holder that is exercisable for a period equal to the lesser of (a) the applicable period specified in clause (i), (ii) or (iii) above, and (b) 90 days.

      This Supplement substitutes the term "Units Offering" for the term "Notes Offering" and its related definition. The "Units Offering" is hereby defined as the Company's offering of units (collectively, the "Units"), each consisting of $1,000 principal amount at maturity of Senior Discount Notes due 2007 of the Company (the "Notes") and warrants (the "Warrants") to purchase Common Stock of the Company (the aggregate number of such shares of Common Stock to be determined upon the pricing of the Units Offering). The term "Offerings" is hereby amended to include the Units Offering and the Stock Offering.

      This Supplement extends the Exchange Offer until 12:00 Midnight, New York City time, on November 14, 1997, unless extended (the "Expiration Date") and the definition of "Expiration Date" on pages 1, 13 and 45 is hereby amended in accordance with the foregoing.

                ------------------------------------------------

                The date of this Supplement is October 31, 1997.

                ------------------------------------------------

                                 Exhibit (g)(3)
                                 --------------

        Pages 1 through 6 of Part I of the Company's Quarterly Report on
                Form 10-Q for the period ended September 30, 1997

                          CD RADIO INC. AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                                                                              For the period
                                                                                                                May 17,1990
                                                 Three months ended                Nine months ended        (date of inception)
                                           -----------------------------     -----------------------------    -------------
                                           September 30,    September 30,    September 30,    September 30,   to September 30,
                                               1997             1996             1997             1996             1997
                                           ------------     ------------     ------------     ------------     ------------
Revenue                                    $       --       $       --       $       --       $       --       $       --
                                           ------------     ------------     ------------     ------------     ------------

Expenses:
       Legal, consulting and
         regulatory fees                      1,356,711          372,137        2,603,025          978,521        9,851,989
       Other general and administrative         864,850          285,259        1,711,204          865,743        9,243,968
       Research and development                   7,953           24,176           43,010           76,781        1,959,365
       Write-off of investment in
          Sky-Highway Radio Corp.                  --               --               --               --          2,000,000
                                           ------------     ------------     ------------     ------------     ------------

            Total expenses                    2,229,514          681,572        4,357,239        1,921,045       23,055,322
                                           ------------     ------------     ------------     ------------     ------------


Other income (expense)
       Interest income                        1,575,436           17,447        2,873,120           62,836        3,201,792
       Interest expense                            --             (3,363)          (4,944)         (13,183)        (171,394)
                                           ------------     ------------     ------------     ------------     ------------

                                              1,575,436           14,084        2,868,176           49,653        3,030,398
                                           ------------     ------------     ------------     ------------     ------------

Net loss                                   $   (654,078)    $   (667,488)    $ (1,489,063)    $ (1,871,392)    $(20,024,924)
                                           ------------     ------------     ------------     ------------     ------------

Preferred stock dividend
     requirements                            (8,662,500)            --        (51,975,000)            --        (51,975,000)
                                           ------------     ------------     ------------     ------------     ------------

Net loss applicable
     to common stockholders                $ (9,316,578)    $       --       $(53,464,063)             $--     $(71,999,924)
                                           ============     ============     ============     ============     ============

Per common share:

     Net Loss                              $      (0.06)    $      (0.07)    $      (0.14)    $      (0.20)

     Preferred stock dividend
        requirements                              (0.74)            --              (4.83)            --
                                           ------------     ------------     ------------     ------------

Net loss per common share                  $      (0.80)    $      (0.07)    $      (4.97)    $      (0.20)
                                           ============     ============     ============     ============

Weighted average common shares
       outstanding                           11,710,794        9,405,677       10,760,684        9,440,913
                                           ============     ============     ============     ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                          CD RADIO INC. AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                     ASSETS
                                                                     September 30,      December 31,
                                                                         1997              1996
                                                                     -------------     -------------
Current assets:
     Cash and cash equivalents                                       $  29,385,798     $   4,583,562
     Interest receivable and other                                         566,247             9,368
                                                                     -------------     -------------
       Total current assets                                             29,952,045         4,592,930
                                                                     -------------     -------------

Property and equipment in service, at cost:
     Technical equipment                                                   254,200           254,200
     Office equipment and other                                             91,625            89,220
     Demonstration equipment                                                38,664            38,664
                                                                     -------------     -------------
                                                                           384,489           382,084
     Less accumulated depreciation                                        (232,700)         (213,344)
                                                                     -------------     -------------
                                                                           151,789           168,740
                                                                     -------------     -------------

Satellite construction in process                                       31,150,000              --

Other assets
     Launch deposit                                                      3,526,563              --
     FCC license deposit                                                16,669,200              --
     Designated cash                                                    66,676,800              --
     Other deposits                                                        303,793           303,793
                                                                     -------------     -------------
       Total other assets                                               87,176,356           303,793
                                                                     -------------     -------------

       Total assets                                                  $ 148,430,190     $   5,065,463
                                                                     =============     =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued expenses                           $      63,400     $     131,118
     Other                                                                  17,230            20,174
                                                                     -------------     -------------
       Total current liabilities                                            80,630           151,292

Deferred rent and other                                                      1,436            15,795
                                                                     -------------     -------------
       Total liabilities                                                    82,066           167,087
                                                                     -------------     -------------

Commitments and contingencies

 5% Delayed Convertible Preferred Stock, $0.001 par value;
        8,000,000 shares authorized, 5,222,608 shares issued and
        outstanding at September 30, 1997 (liquidation preference
        of  $136,400,000), at net carrying value                       116,083,011
Stockholders' equity:
     Preferred stock, $0.001 par value, 50,000,000 shares
       authorized; 8,000,000 shares designated as 5% Delayed
       Convertible Preferred Stock                                            --
     Common stock, $0.001 par value; 200,000,000 shares
       authorized; 12,577,844 and 10,313,391 shares issued and
       outstanding at September 30, 1997 and December 31, 1996,
       respectively                                                         12,578            10,300
     Additional paid-in capital                                        104,252,459        23,423,936
     Deficit accumulated during the development stage                  (71,999,924)      (18,535,860)
                                                                     -------------     -------------
       Total stockholders' equity                                       32,265,113         4,898,376
                                                                     -------------     -------------

     Total liabilities and stockholders' equity                      $ 148,430,190     $   5,065,463
                                                                     =============     =============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                          CD RADIO INC. AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                                    For the period
                                                                       Nine months ended             May 17,1990
                                                                -------------------------------  (date of inception)
                                                                September 30,     September 30,    to September 30,
                                                                    1997              1996               1997
                                                                -------------     -------------     -------------
Cash flows from operating activities:
     Net loss                                                   $  (1,489,063)    $  (1,871,392)    $ (20,024,924)
     Adjustments to reconcile net loss to net
       cash used in operating activities:
          Loss on disposal of equipment                                 2,943              --               2,943
          Depreciation and amortization                                27,008            39,890           251,051
          Write off of investment in Sky-Highway Radio Corp.             --                --           2,000,000
          Compensation expense in connection with                   1,715,500
               issuance of stock options                                 --             240,000           901,576
          Common stock issued for services rendered                      --             406,844
          Common stock options granted for services
               rendered                                                  --                --             119,820
     Increase (decrease) in cash and cash equivalents
       resulting from changes in assets and liabilities:
          Interest receivable and other                              (556,879)          (35,642)         (566,247)
          Due to related party                                           --                --             350,531
          Deposits                                                       --                --            (303,793)
          Accounts payable and accrued expenses                       (67,718)          100,460           138,639
          Other liabilities                                           (17,303)           29,889            18,666
                                                                -------------     -------------     -------------
            Net cash used in development stage activities          (2,101,012)       (1,089,951)      (15,396,238)
                                                                -------------     -------------     -------------

Cash flows from investing activities:
     Payments for satellite construction                          (31,150,000)             --         (31,150,000)
     Advance payment for launch services                           (3,526,563)             --          (3,526,563)
     License fee payments to the FCC                              (16,669,200)             --         (16,669,200)
     Designated cash                                              (66,676,800)             --         (66,676,800)
     Capital expenditures                                             (13,000)             --            (405,782)
     Acquisition of Sky-Highway Radio Corp.                              --                --          (2,000,000)
                                                                                                    -------------
                                                                -------------     -------------     -------------
            Net cash used in investing activities                (118,035,563)             --        (120,428,345)
                                                                -------------     -------------     -------------

Cash flows from financing activities:
     Proceeds from issuance of units and common stock, net         24,395,000              --          38,952,482
     Proceeds from issuance of preferred stock, net               120,517,811              --         120,517,811
     Proceeds from exercise of stock warrants                            --           4,127,388         4,589,088
     Proceeds from issuance of promissory notes                          --                --             200,000
     Proceeds from issuance of promissory notes to
         related parties                                                 --                --           2,965,000
     Proceeds from exercise of stock options by                       181,000
        Company employees                                              26,000           105,000          (200,000)
     Repayment of promissory note                                        --                --          (2,435,000)
     Repayment of promissory notes to related parties                    --                --             440,000
     Loan from officer                                                   --                --
                                                                -------------     -------------     -------------
            Net cash provided by financing activities             144,938,811         4,232,388       165,210,381
                                                                -------------     -------------     -------------

Net increase (decrease) in cash and cash equivalents               24,802,236         3,142,437        29,385,798
Cash and cash equivalents at the beginning of period                4,583,562         1,799,814              --
                                                                =============     =============     =============
Cash and cash equivalents at the end of period                  $  29,385,798     $   4,942,251     $  29,385,798
                                                                =============     =============     =============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                          CD RADIO INC. AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997
                                   (UNAUDITED)

GENERAL

         The accompanying consolidated financial statements do not include all of the information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments (consisting only of normal, recurring adjustments) considered necessary to fairly reflect the Company's consolidated financial position and consolidated results of operations have been included. These financial statements should be read in connection with the Company's consolidated financial statements and the notes thereto for the fiscal year ended December 31, 1996 included in the Company's annual report on Form 10-K/A as filed with the Securities and Exchange Commission (the "SEC").

SATELLITE CONSTRUCTION

         On August 5, 1997, the Company's satellite vendor Space Systems/Loral ("Loral") agreed to an amendment to the Company's satellite construction contract under which Loral agreed to defer for three years $20 million in payments to be made by the Company in connection with the contract. In addition, on the same date, Loral's parent company, Loral Space & Communications Ltd., ("Loral Space") purchased from the Company 1.9 million shares of common stock for $25 million.


BROADCAST LICENSE

         In April 1997, the Federal Communications Commission held an auction for two national satellite radio broadcast licenses. The Company was the winning bidder in such auction for one of these licenses (the "FCC License") with a bid price of $83.3 million. Of the total bid price, $16.7 million was initially deposited with the FCC, with the remainder due within 10 business days following the public notice by the FCC that it is prepared to award the license. The Company has classified $66.6 million as designated cash in the September 30, 1997 balance sheet reflecting the balance due the FCC if and when the license is awarded. In October 1997, the FCC announced it was prepared to award the license and the Company paid the $66.6 million due to the FCC. The Company was awarded the FCC License on October 10, 1997.

                          CD RADIO INC. AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997
                                   (UNAUDITED)


PRIVATE PLACEMENT

         In April 1997, the Company completed a private placement of its 5% Delayed Convertible Preferred Stock (the "5% Preferred Stock"). The Company sold a total of 5.4 million shares of the 5% Preferred Stock for an aggregate sale price of $135 million. In connection with the private placement, the Company paid $10.1 million in fees to its placement agent, Libra Investments, Inc. ("Libra"), and $2.7 million to Batchelder & Partners, Inc., a financial advisory firm. In addition, the Company agreed to grant a warrant to Libra to purchase 486,000 shares of the 5% Preferred Stock with an exercise price of $25.00 per share. As a result of the private placement, options to purchase 200,000 shares of Common Stock held by Batchelder & Partners, Inc. vest and become exercisable for three years with an exercise price of $6.25. Reference is made to the Company's report on Form 8-K filed May 5, 1997 for a description of the terms of the 5% Preferred Stock.


LOAN AGREEMENTS

         On July 22, 1997, the Company entered into two loan agreements (collectively the "AEF Agreements") with Arianespace Finance S.A. ("AEF"), a subsidiary of Arianespace S.A. ("Arianespace"), to finance approximately $105 million of the estimated $176 million price of the services to be provided by Arianespace in connection with the launch of the Company's two satellites. Under these agreements, the Company is able to borrow funds from AEF to meet the progress payments due to Arianespace for the construction of each launch vehicle and other launch costs (the "Loans"). The Company has the opportunity upon satisfying a variety of conditions specified in the AEF Agreements to extend the Loans. Otherwise, if not refinanced, the Company will be required to repay the Loans in full, together with accrued interest and all fees and other amounts due, approximately three months before the applicable launch date. The AEF Agreements impose restrictions on the Company's ability to permit liens on certain assets of the Company, other than liens in favor of AEF. If the Loans are extended, the Company will be subject to provisions restricting its ability to incur additional indebtedness or make investments. As of September 30, 1997 the Company had not borrowed funds under the AEF Agreement.

NET LOSS PER COMMON SHARE

         Net loss per common share has been computed based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares representing the common shares that would be issued on conversion of convertible securities and exercise of outstanding stock options and warrants reduced by the number of shares which could be purchased from the related exercise proceeds are not included since their effect would be anti-dilutive.

         The net loss attributable to common stockholders has been adjusted for deemed dividends. The deemed dividend relates to the discount feature associated with the Company's 5% Delayed Convertible Preferred Stock, computed in accordance with the SEC's position on accounting for preferred stock which is convertible at a discount to the market. The discount, which totaled approximately $52 million, was recognized as a return to the 5% Delayed Convertible Preferred Stock shareholders over the period April 1997 through July 1997, which is the minimum period in which the shareholders can realize that return.

         For reporting periods ending after December 15, 1997, the Company will be required to report earnings (loss) per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). As long as the Company continues to experience net losses, there will be no material impact on the Company's net loss per share from adoption of SFAS 128.